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                                                                    EXHIBIT 2.13

                                 JULY 31, 2000

            SECOND MODIFICATION OF PURCHASE AGREEMENT OF JULY 15, 1994

This second amendment to the PURCHASE AGREEMENT shall be effective as of noon EDT on July 31, 2000.

On July 15, 1994, a PURCHASE AGREEMENT was entered into between Sand Technology Inc. (formerly known as Sand Technology Systems International Inc. "Sand") and Nucleus International Corporation ("Nucleus"). Under that agreement Nucleus sold all of its rights in the Nucleus System including software, hardware, intellectual property and all other interests, to Sand. On February 25, 1999 this PURCHASE AGREEMENT was modified (by the first modification to the purchase agreement) on February 25, 1999 from a five percent (5%) royalty payment on gross revenues to a series of payments by Sand as follows:

          $100,000.00         By March 26, 1999
          $200,000.00         By August 15, 1999
          $350,000.00         By August 15, 2000
          $350,000.00         By August 15, 2001
          $400,000.00         By August 15, 2002
          $500,000.00         By August 15, 2003

for a total of 6 payments which amount to $1,900,000.00. All dollar amounts stated in this agreement are in US funds. To date the first two payments have been made by Sand to Lakeside Financial Services in the total amount of $300,000.

Sand desires to place a limit on the amount of further payments due to Nucleus. Nucleus desires to convert $1,250,000 of the future payments (from August 15, 2001, 2002 and 2003) into equity (common shares of Sand).

In light of the above, the parties agree to modify the purchase price due by Sand to Nucleus as follows:

     1. 263,150 shares of Common Stock in Sand made out to Lakeside Financial Services as of July 31, 2000 and;

     2. Cash in the amount of $350,038.00 due and payable to Lakeside Financial Services by November 15, 2000.

Sand also undertakes to register the shares tendered under the terms of this agreement, so that they become freely tradable on or around November 15, 2000.

By signing this agreement, Sand agrees to complete the transaction as set out above at the times stated. Nucleus and its successors in interest agree to accept the above transaction as full and final payment for the Nucleus Technology and to discharge Sand of its obligations pursuant to the Purchase Agreement upon receipt of the cash payments and the shares provided for above.


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From and after the date of this Agreement, upon the request of Nucleus or
Sand, each of Nucleus and Sand shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.


NUCLEUS INTERNATIONAL CORPORATION.         SAND TECHNOLOGY INC.

/s/ George Wicker                          /s/ Arthur G. Ritchie
-------------------------------------      -------------------------------------
George Wicker                              Arthur G. Ritchie
Chief Operating Officer and Secretary      President and Chief Executive Officer


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